Exhibit 99.1

AYR Wellness Announces Commencement of Restructuring Support Agreement Article 9 Proceedings

MIAMI, October 13, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR”) together with its affiliates and subsidiaries (collectively, the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today announces the next step of its debt restructuring process with its senior noteholders. As contemplated by the Restructuring Support Agreement dated July 30, 2025 (the “RSA”), this next phase of the restructuring will be implemented through a foreclosure sale, conducted by Odyssey Trust Company, in its capacity as collateral trustee (in such capacity, the “Trustee”) for the Company’s senior noteholders (the “Senior Noteholders”). The Trustee, at the direction of Senior Noteholders holding over a majority of the outstanding senior notes, has (a) delivered notifications of disposition of collateral in accordance with the Uniform Commercial Code to conduct a public sale (the “Sale”) of certain collateral assets and equity interests of certain specified AYR subsidiaries (collectively, the “Debtors”) with respect to certain going-concern operations of the Company in Florida, New Jersey, Nevada, Ohio, Massachusetts, and Pennsylvania (the “Assets”), as more fully set forth in the notification delivered by the Trustee, and (b) published an advertisement with respect to the Sale in the Wall Street Journal and distributed via Cannabis Business Times.

The public auction is scheduled to occur on November 10, 2025, at 10:00 a.m. Eastern Time, at the offices of Paul Hastings LLP, 200 Park Avenue, 26th Floor, New York, NY 10166, and/or virtually via video conference and the Trustee reserves the right to adjourn or postpone the auction without any further notice.

“The commencement of the Article 9 proceedings and public auction process marks the latest milestone in our ongoing restructuring process, said Scott Davido, Interim CEO of AYR. “As we work to transition the ownership of many of the Company’s assets to the successful bidder, throughout this entire process, AYR will continue to fully operate these businesses and continue to deliver the same high quality of products and services.”

To obtain further information regarding the Sale, interested parties should contact David Zubricki of Ducera Partners LLC at (212) 671-9717 or dzubricki@ducerapartners.com and Cullen Murphy of Moelis & Company at (212) 883-4238 or Cullen.murphy@moelis.com. Only qualified bidders that comply with requirements set forth in the bid procedures (which will be made available to qualified bidders) may participate in the Sale.

AYR continues to work cooperatively with the Senior Noteholders and its stakeholders in furtherance of the RSA.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements (collectively, "forward-looking statements") within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "target", "expect", "anticipate", "believe", "foresee", "could", "would", "estimate", "goal", "outlook", "intend", "plan", "seek", "will", "may", "tracking", "pacing" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, the timing, terms, conduct and potential outcomes of the public sale process, the Company’s restructuring activities and the transition of operations. Numerous risks and uncertainties could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks and uncertainties include, among others, those described in the Company’s public filings, the ability to satisfy conditions and milestones under the restructuring support agreement, market and regulatory factors, the conduct and outcome of the public sale process, and other risks inherent in the cannabis industry. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated U.S. multi-state cannabis operator with over 90 licensed retail locations across Florida, Pennsylvania, New Jersey, Ohio, Nevada, and Virginia. The Company cultivates, manufactures, and retails a broad portfolio of high-quality cannabis products, supporting both medical patients and adult-use consumers. AYR also offers a growing suite of CPG brands—including Kynd, Haze, and Later Days—designed to meet a wide range of consumer needs across its markets.

For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

SVP, Public Affairs

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397